

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Brian Wong
Chief Executive Officer
RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, CA 94080

   Re: RAPT Therapeutics, Inc.
      Form S-1
      Exhibit No. 10.25
      Filed July 5, 2019
      File No. 333-232572

Dear Dr. Wong:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance